SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------
                                    FORM 11-K
                        --------------------------------

(Mark One)

(   )   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934 [NO FEE REQUIRED] for the fiscal year ended____________________________.

or

( X ) TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from January 1, 2000 through May 25, 2000.
        -------------------------------------


Commission File No. 0-23832

         A. Full title and address of the plan, if different from that of the issuer named below:

                  PSS/TAYLOR MEDICAL PROFIT SHARING 401(K) PLAN
                            4345 Southpoint Boulevard
                           Jacksonville, Florida 32216
                                 (904) 332-3000

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             PSS WORLD MEDICAL, INC.
                            4345 Southpoint Boulevard
                           Jacksonville, Florida 32216
                                 (904) 332-3000

                              REQUIRED INFORMATION

The  following  financial   statements  and  schedules  have  been  prepared  in
accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

         1. Statements of Net Assets Available for Benefits -- May 25, 2000 and December 31, 1999.

         2. Statement of Changes in Net Assets Available for Benefits for the Period Ended May 25, 2000.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the following trustee (or other persons who administer the employee benefit plan) has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on November 13, 2000.

                        PSS/TAYLOR MEDICAL PROFIT SHARING 401(K) PLAN



                        By:    PSS WORLD MEDICAL, INC., AS
                               PLAN ADMINISTRATOR


                                By:  David D. Klarner
                                   --------------------------------------------
                                   Title: Vice President, Treasury and Financial
                                          Reporting

PSS/Taylor Medical
Profit Sharing 401(k) Plan


Financial Statements
as of May 25, 2000 and December 31, 1999
Together With Auditors' Report

                               PSS/TAYLOR MEDICAL

                           PROFIT SHARING 401(k) PLAN

                              FINANCIAL STATEMENTS

                       MAY 25, 2000 and DECEMBER 31, 1999





                                TABLE OF CONTENTS



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

    Statements of Net Assets Available for Benefits -- May 25, 2000 and December 31, 1999

    Statement of Changes in Net Assets Available for Benefits for the Period From January 1, 2000 Through May 25, 2000


NOTES TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To the Plan Administrator of the
PSS/Taylor Medical Profit Sharing 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of PSS/Taylor Medical Profit Sharing 401(k) Plan as of May 25, 2000 and December 31, 1999 and the related statement of changes in net assets available for benefits for the period from January 1, 2000 through May 25, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of May 25, 2000 and December 31, 1999 and the changes in its net assets available for benefits for the period from January 1, 2000 through May 25, 2000 in conformity with accounting principles generally accepted in the United States.

As further discussed in Note 1 to the accompanying financial statements, on May 25, 2000, the PSS/Taylor Medical Profit Sharing 401(k) Plan was merged into the PSS World Medical, Inc. Employee Stock Ownership and Savings Plan.




Jacksonville, Florida
November 13, 2000

                               PSS/TAYLOR MEDICAL

                           PROFIT SHARING 401(K) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                       MAY 25, 2000 AND DECEMBER 31, 1999










                                                    2000             1999
                                                ------------      ------------
INVESTMENTS (Note 3)                                 $0            $4,002,930

CASH                                                  0                2,819
                                                ------------      ------------
NET ASSETS AVAILABLE FOR BENEFITS                    $0            $4,005,749
                                                ============      ============








        The accompanying notes are an integral part of these statements.

                               PSS/TAYLOR MEDICAL

                           PROFIT SHARING 401(K) PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

            FOR THE PERIOD FROM JANUARY 1, 2000 THROUGH MAY 25, 2000









CHANGES TO NET ASSETS:
    Net depreciation in fair value of investments                                                      $   (22,344)
    Interest income and dividends                                                                           14,317
    Benefits paid to participants                                                                         (237,374)
    Transfer to PSS World Medical, Inc. Employee Stock Ownership and Savings Plan                       (3,760,348)
                                                                                                      --------------
NET DECREASE                                                                                            (4,005,749)

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of period                                                                                  4,005,749
                                                                                                      --------------
    End of period                                                                                      $         0
                                                                                                      ==============








         The accompanying notes are an integral part of this statement.

                               PSS/TAYLOR MEDICAL

                           PROFIT SHARING 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                       MAY 25, 2000 AND DECEMBER 31, 1999



1.  PLAN DESCRIPTION

The following description of the PSS/Taylor Medical Profit Sharing 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan was adopted effective June 1, 1990 by Taylor Medical, Inc. to establish a savings and investment plan for the exclusive benefit of its employees and their beneficiaries. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

In August 1995, Taylor Medical, Inc. merged with PSS World Medical, Inc. (the "Company"). Effective August 20, 1995, the Plan was amended to provide for fully vested account balances and the termination of the participant loan program.

On July 31, 1999, the board of directors of the Company elected to merge the Plan into the PSS World Medical, Inc. Employee Stock Ownership and Savings Plan (the "PSS Plan"). The assets of the Plan were merged with the assets of the PSS Plan on May 25, 2000.

Effective August 1, 1999, the Plan was amended to establish two separate trusts (a "Primary Trust" and a "Company Stock Fund Trust") for the purpose of maintaining, managing, investing, and reinvesting the Plan's assets. The Chase Manhattan Bank was appointed as the Plan's trustee for the Primary Trust, and Northwestern Trust and Investors Advisory Company was appointed as the Plan's trustee for the Company Stock Fund Trust. The Plan was also amended and restated to appoint Metropolitan Life Insurance Company as the record keeper.

Contributions

As of August 20, 1995, the Plan was frozen and participants became fully vested in all employer contributions. All contributions were disallowed for the time period thereafter.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect each participant's share of the Plan's income and each participant's contributions. Allocations of income are based on relative participant account balances, as defined in the plan document.

Investments

Participants may direct their account balances and any related earnings into ten investment options, all with different objectives.

Benefits Paid to Participants

Upon retirement, death, disability, or termination of service, a participant or his/her beneficiary may elect to receive a lump-sum distribution in an amount equal to the value of that participant's account on the date of distribution. In addition, hardship distributions are permitted if certain criteria are met.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses paid by the Company were approximately $7,000 for the period from January 1, 2000 through May 25, 2000 and $20,000 for the year ended December 31, 1999.

Net Depreciation in Fair Value of Investments

Realized gains (losses) from the sale of investments and changes in unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, as determined by quoted market prices. Investment income is recorded when earned.


3.  INVESTMENTS

The following presents the participant-directed investments that represent 5% or more of the Plan's net assets at December 31, 1999:

        Janus Balanced Fund                                      $2,380,116
        Janus Fund                                                  573,974
        PSS World Medical, Inc. common stock (34,233 shares)        323,080
        American Century Ultra Fund                                 294,393
        Manager's Special Equity Fund                               226,528

No investments were held at May 25, 2000. During 2000, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value, as follows:

                   Mutual funds              $(22,331)
                   Common stock                   (13)
                                             ---------
                                             $(22,344)
                                             =========

4.  TAX STATUS

The Internal Revenue Service issued a determination letter dated September 23, 1997 stating that the Plan was designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.


5.  RELATED-PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Metropolitan Life Insurance Company, and therefore, these transactions qualify as party-in-interest transactions. In addition, certain plan investments are shares of common stock of the Company managed by Northwestern Trust and Investors Advisory Company, and therefore, these transactions qualify as party-in-interest transactions. The Plan sold 18 shares of common stock for $158 during the period from January 1, 2000 through May 25, 2000. The fair market value of the PSS World common stock and mutual funds held by the trusts at December 31, 1999 was approximately $323,000 and $3,680,000, respectively

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS








As  independent   certified  public  accountants,   we  hereby  consent  to  the
incorporation of our report dated November 13, 2000, included in this Form 11-K, into the Company's previously filed Registration Statement File No. 333-15107.


/S/ ARTHUR ANDERSEN LLP






Jacksonville, Florida
November 13, 2000